For Immediate Release	Contacts: Dan Flaherty, +1 617.954.4256
James Aber, +1 617.954.6154

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

BOSTON (September 7, 2017) – MFS Investment Grade Municipal Trust (the “fund”) (NYSE: CXH) announced today that its tender offer for 1,738,044 of its outstanding common shares (the “shares”), representing approximately 15% of its outstanding shares, expired at 5:00 P.M., Eastern Standard Time, on September 6, 2017.

Based on current information, approximately 4,304,310.125415 shares were tendered. Based on this preliminary information, the pro-ration for tendering shareholders is estimated to be approximately 40 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased is anticipated to be announced on or about September 8, 2017, and payment for such shares will be made on or about September 11, 2017. The purchase price of properly tendered shares is 98 percent of the fund’s net asset value (NAV) per share calculated as of the close of regular trading on the New York Stock Exchange on September 6, 2017, which is equal to $10.535 per share.

The information agent for the Tender Offer is Georgeson LLC and the depository for the tender offer is Computershare Trust Company N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-866-391-6921.

About the Fund

The fund is a closed-end investment company product advised by MFS Investment Management. Except pursuant to a tender offer, common shares of the fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the fund involve investment risk, including possible loss of principal.

About MFS Investment Management

Established in 1924, MFS is an active, global investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of July 31 2017, MFS manages US$468.1 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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